U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_| Check this box if no longer
subject to Section 16.

Filed pursuant to Section 16(a) of the Securities  Exchange Act of 1934, Section
17(a) of the Public Utility  Holding Company Act of 1935 or Section 30(f) of the
Investment Company Act of 1940

Form 4 or Form 5
obligations may continue.
See Instruction 1(b).
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

1.Name and Address of Reporting Person  2.  Issuer Name and Ticker or Trading Symbol  6.  Relationship of Reporting Person to Issuer
                                              Axia Group, Inc.                            (Check all applicable)
Richard D. Surber                             OTC-Bulletin Board Symbol = AXIA             X     Director         X    10% Owner
                                                                                          ---                    ---
                                                                                           X     Officer (give   ---   Other(specify
                                                                                          ---             title              below)
                                                                                                          below)

                                                                               President and Director of Axia Group, Inc.; President
                                                                               and Director of Nexia Holdings, Inc. and director and
                                                                               Vice-President of Wichita Development Corporation

 (Last)                 (First)                    (Middle)     3. IRS or Social          4. Statement for Month/Year
                                                                 Security Number of                 October 2002
268 West 400 South                                               Reporting Person
 Suite 300                                                         (Voluntary)
        (Street)                                                                          5. If Amendment,
                                                                                             Date of Original
Salt Lake City          Utah                     84101                                      (Month/Year)

   (City)              (State)                   (Zip)                               Table I - Non-Derivative Securities Acquired,
                                                                                     Disposed of, or Beneficially Owned


1. Title of Security 2. Transaction Date 3. Transaction 4. Securities Acquired (A)  5. Amount of       6.     7. Nature of Indirect
    (Instr. 3)        (Month/Day/Year)        Code           or Disposed of (D)     Securities       Ownersh   Beneficial Ownership
                                           (Instr. 8)        (Instr. 3, 4 and 5)    Beneficially     ip Form:        (Instr. 4)
                                                                                     Owned at        Direct
                                                                                   End of Month      (D) or
                                                                                   (Instr. 3 and    Indirect
                                                                                        4)             (I)
                                                                                                   (Instr. 4)
                                                                   (A) or
                                         Code        V    Amount    (D)   Price
Common Stock         October 16, 2002(1)  A              2,403,846   A    $0.05      5,147,792        D & I      Subsidiaries (2)


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

FORM 4 (continued)             Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                       (e.g., puts, calls, warrants, options, convertible securities)



1. Title of Derivative 2. Conversion or  3. Transaction  4. Trans-    5. Number of         6. Date        7. Title and    8.Price
       Security        Exercise Price of  Date (Month/    action       Derivative      Exercisable and      Amount of        of
      (Instr. 3)          Derivative       Day/Year)       Code        Securities      Expiration Date     Underlying       Deriv
                           Security                     (Instr. 8)   Acquired (A) or       (Month/         Securities       ative
                                                                     Disposed of (D)      Day/Year)     (Instr. 3 and 4)  Security
                                                                    (Instr. 3, 4,& 5)                                     (Instr.5)



                                                                                       Date       Expir-     Amt.. or
                                                        Code    V      (A)   (D)       Exer-      ation      No. of
                                                                                      cisable     Title      Shares
                                                                                                  Date

 9. Number       10.Owner-    11. Nature
      of          ship Form    of
  Derivative          of       Indirect
  Securities      Derivative   Beneficial
Beneficially     Security:    Owner-
  Owned at       Direct (D)   ship
    End of       or Indirect   (Instr. 4)
    Month            (I)
  (Instr. 4)      (Instr. 4)





Explanation of Responses:

1. 2,403,846 shares previously held as collateral for the personal guarantor of various loans to Kearns Development Corporation as well as other subsidiaries by Mr. Surber have been transferred to him by Axia Group, Inc. as compensation.
2. The 5,147,792 shares held directly and indirectly by Richard Surber consist of 3,031,371 shares held directly and 2,116,421 shares held by Wichita Development Corporation

** Intention misstatements or omission of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                     /s/ Richard Surber                        October 17, 2002
                 -------------------------------               -----------------
                 **Signature of Richard D. Surber              Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure. Page 2 SEC 1474 (8-92)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
(Print or Type Responses)                               PAGE 2  SEC 1474 (8-92)

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